Exhibit 99.1

Huize Holding Limited Reports First Quarter 2024 Unaudited Financial Results

SHENZHEN, China, May 23, 2024 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial and Operational Highlights

•

Driving new business growth: First Year Premiums (“FYP”) more than doubled sequentially and increased by 29.7% year-over-year to RMB857.2 million, reflecting the progress Huize made in acquiring high-value customers, driving long-term insurance product innovation, and expanding its international presence.

•

Strengthening operating leverage: Operating expenses decreased by 24.9% year-over-year to RMB81.2 million and the expense-to-income ratio decreased by 10 percentage points to 26.2% from the same period of 2023.

•

Cumulative number of insurance clients served increased to 9.6 million as of March 31, 2024. Huize cooperated with 120 insurer partners, including 74 life and health insurance companies and 46 property and casualty insurance companies, as of March 31, 2024.

•	As of March 31, 2024, cash and cash equivalents were RMB281.4 million (US$39.0 million).

Mr. Cunjun Ma, Founder and CEO of Huize, said, “We are pleased to report strong FYP growth and our sixth consecutive quarter of profitability which reflected the resilience of our business and the progress we have made in acquiring high-quality customers, increasing customer lifetime value, diversifying our product offerings, optimizing our omnichannel distribution capabilities, and expanding into international markets starting with Hong Kong.”

“We continue to seize market opportunities by enriching our offerings of savings products including participating and annuity products, resulting in 77% year-over-year increase in FYP for savings products and a record high average ticket size for savings products of approximately RMB69,000 in terms of FYP. Moreover, leveraging our comprehensive IFA (Independent Financial Advisers) platform, high quality lead generation and strong sales conversion capabilities of the DTC (Direct-To-Consumer) segment and successful penetration into the Hong Kong market, we have further maximized the LTV (Lifetime Value) potential of our customers, as reflected in our high repeat purchase rate for long-term insurance products of 40.4%, a 70% increase in FYP facilitated by our IFA platform and revenue contribution of 7% from our Hong Kong brokerage business in the first quarter. As of the end of February, cumulative persistency ratios for long-term insurance in the 13th and 25th months remained at industry-high levels of more than 95%.”

“Looking ahead, we are committed to capitalizing on the long-term growth opportunities of the insurance industry in China and across Asia. Our strategic focus will remain on customized insurance product innovation for our targeted demographic sub-segments, platform efficiency and productivity improvement driven by our investment in proprietary AI capabilities, international expansion and digitalization. We will continue to diversify our revenue streams by expanding our Hong Kong business and exploring opportunities in the emerging markets of Southeast Asia where we can replicate our proven business model. As we further optimize the functionality of our insurance AI products, we believe we are uniquely positioned to meet customers’ demand for personalized content and services, support distribution partners in improving productivity, and address insurance carriers’ needs for market insights and risk management.”

First Quarter 2024 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB1,718.0 million (US$237.9 million) in the first quarter of 2024, a decrease of 11.1% from RMB1,932.7 million in the same period of 2023. Within GWP facilitated in the first quarter of 2024, FYP accounted for RMB857.2 million (or 49.9% of total GWP), an increase of 29.7% year-over-year. Renewal premiums accounted for RMB860.8 million (or 50.1% of total GWP), a decrease of 32.3% year-over-year.

Operating revenue was RMB310.3 million (US$43.0 million) in the first quarter of 2024, an increase of 3.8% from RMB298.9 million in the same period of 2023. The increase was primarily driven by the increase in FYP facilitated.

Operating costs

Operating costs were RMB220.2 million (US$30.5 million) in the first quarter of 2024, an increase of 22.4% from RMB179.8 million in the same period of 2023, primarily due to an increase in channel expenses.

Operating expenses

Selling expenses were RMB44.2 million (US$6.1 million) in the first quarter of 2024, a decrease of 21.5% from RMB56.3 million in the same period of 2023, primarily due to a decrease in salaries and employment benefits related to employees with sales functions.

General and administrative expenses were RMB22.6 million (US$3.1 million) in the first quarter of 2024, a decrease of 32.5% from RMB33.5 million in the same period of 2023. This decrease was primarily due to a decrease in salaries and employment benefits expenses for general and administrative personnel and share-based compensation expenses.

Research and development expenses were RMB14.4 million (US$2.0 million) in the first quarter of 2024, a decrease of 21.5% from RMB18.3 million in the same period of 2023, primarily due to a decrease in salaries and employment benefits for research and development personnel, as well as a decrease in outsourcing labor costs.

Net profit and Non-GAAP net profit for the period

Net profit was RMB6.9 million (US$1.0 million) in the first quarter of 2024, compared to RMB17.9 million in the same period of 2023. Non-GAAP net profit was RMB4.4 million (US$0.6 million) in the first quarter of 2024, compared to RMB18.4 million in the same period of 2023.

Cash and cash equivalents

As of March 31, 2024, the combined balance of the Company’s cash and cash equivalents amounted to RMB281.4 million (US$39.0 million), compared to RMB249.3 million as of December 31, 2023.

Conference Call

The Company’s management team will hold an earnings conference call at 9:00 P.M. Eastern Time on Thursday, May 23, 2024 (9:00 A.M. Beijing/Hong Kong Time on Friday, May 24, 2024). Details for the conference call are as follows:

Event Title: Huize Holding Limited’s First Quarter 2024 Earnings Conference Call

Registration Link: https://register.vevent.com/register/BI27adf75d96394227b35234de85e083b8

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in China. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2203 to US$1.00, the exchange rate on March 29, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

In China

Ms. Crystal Lai

Phone: +852 2117 0861

Email: crystal.lai@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of March 31
	2023	2024
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	249,258	281,392	38,972
Restricted cash	42,307	45,254	6,268
Short-term investments	8,879	5,303	734
Contract assets, net of allowance for doubtful accounts	41,481	41,578	5,758
Accounts receivables, net of allowance for impairment	178,294	201,416	27,896
Insurance premium receivables	927	1,153	160
Amounts due from related parties	383	3,412	473
Deferred costs	6,147	6,154	852
Prepaid expense and other receivables	78,784	79,205	10,970

Total current assets	606,460	664,867	92,083

Non-current assets
Restricted cash	29,687	29,687	4,112
Contract assets, net of allowance for doubtful accounts	12,495	13,033	1,805
Property, plant and equipment, net	54,107	52,135	7,221
Intangible assets, net	50,743	50,670	7,018
Long-term investments	76,688	75,209	10,416
Operating lease right-of-use assets	115,946	117,513	16,275
Goodwill	461	461	65
Other assets	419	366	51

Total non-current assets	340,546	339,074	46,963

Total assets	947,006	1,003,941	139,046

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings	30,000	30,000	4,155
Accounts payable	211,905	265,110	36,717
Insurance premium payables	37,514	40,564	5,619
Contract liabilities	2,728	2,570	356
Other payables and accrued expenses	34,850	32,738	4,535
Payroll and welfare payable	56,207	49,431	6,846
Income taxes payable	2,440	2,440	338
Operating lease liabilities	16,949	19,638	2,720
Amount due to related parties	2,451	451	62

Total current liabilities	395,044	442,942	61,348

Non-current liabilities
Deferred tax liabilities	12,048	12,048	1,669
Operating lease liabilities	129,299	129,280	17,905
Payroll and welfare payable	200	—	—

Total non-current liabilities	141,547	141,328	19,574

Total liabilities	536,591	584,270	80,922

Commitments and contingencies
Shareholders’ equity
Class A common shares	62	62	9
Class B common shares	10	10	1
Treasury stock	(28,580)	(29,512)	(4,087)
Additional paid-in capital	905,958	905,958	125,474
Accumulated other comprehensive loss	(14,060)	(12,561)	(1,740)
Accumulated deficits	(458,237)	(451,329)	(62,508)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	405,153	412,628	57,149
Non-controlling interests	5,262	7,043	975

Total shareholders’ equity	410,415	419,671	58,124

Total liabilities and shareholders’ equity	947,006	1,003,941	139,046

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2023	2024
	RMB	RMB	USD
Operating revenue
Brokerage income	288,356	301,882	41,810
Other income	10,554	8,430	1,168

Total operating revenue	298,910	310,312	42,978

Operating costs and expenses
Cost of revenue	(174,076)	(217,892)	(30,178)
Other cost	(5,771)	(2,303)	(319)

Total operating costs	(179,847)	(220,195)	(30,497)

Selling expenses	(56,279)	(44,205)	(6,122)
General and administrative expenses	(33,529)	(22,632)	(3,134)
Research and development expenses	(18,312)	(14,380)	(1,992)

Total operating costs and expenses	(287,967)	(301,412)	(41,745)

Operating income	10,943	8,900	1,233

Other income/(expenses)
Interest income/(expenses)	(204)	1,224	170
Unrealized exchange loss	(129)	(293)	(41)
Investment income/(loss)	459	(2,325)	(322)
Others, net	7,321	1,950	270

Profit before income tax, and share of loss of equity method investee	18,390	9,456	1,310

Share of loss of equity method investee	(987)	(767)	(106)

Net profit	17,403	8,689	1,204

Net profit/(loss) attributable to non-controlling interests	(507)	1,781	247

Net profit attributable to common shareholders	17,910	6,908	957

Net profit	17,403	8,689	1,204
Foreign currency translation adjustment, net of tax	(512)	1,499	208

Comprehensive income	16,891	10,188	1,412

Comprehensive income/(loss) attributable to non-controlling interests	(507)	1,781	247

Comprehensive income attributable to common shareholders	17,398	8,407	1,165

Weighted average number of common shares used in computing net profit per share
Basic and diluted	1,012,038,174	988,410,632	988,410,632
Net profit per share attributable to common shareholders
Basic and diluted	0.02	0.01	0.00

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2023	2024
	RMB	RMB	USD
Net profit attributable to common shareholders	17,910	6,908	957
Share-based compensation expenses	504	(2,558)	(354)

Non-GAAP net profit attributable to common shareholders	18,414	4,350	603